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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000



                             CONTENTS

                                                            Page

Summary of Billings                                           1

Derivation of Billing Rates                                   2

Rate of Return on Investment                                  3


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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000
                                               January 2000                February 2000                   March 2000
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  218,935   $2.45      $537   189,826    $2.03      $385   253,811    $2.41       $612

    Amos Plant . . . . . . . . . . . .  108,764   $1.41       153   106,985    $1.45       155   110,623    $1.52        168

      Total. . . . . . . . . . . . . .  327,699              $690   296,811               $540   364,434                $780

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  222,011   $2.21      $491   222,688    $2.12      $472   258,648    $2.09       $541

    Kanawha River Plant. . . . . . . .   33,228   $1.17        39    50,988    $1.04        53    60,803    $0.90         55

      Total. . . . . . . . . . . . . .  255,239              $530   273,676               $525   319,451                $596

  Ohio Valley Electric Company . . . .  103,829   $1.06      $110   114,436    $1.08      $124    93,265    $1.06       $101

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  189,198   $3.09      $585   142,699    $3.32      $473   186,165    $2.88       $537

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  784,888   $1.93    $1,515   668,980    $1.84    $1,229   816,404    $1.88     $1,536

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  129,180   $0.87      $112   133,408    $0.72      $ 96   107,233    $0.70       $ 75

    Gavin Plant. . . . . . . . . . . .     -      $ -          -     41,864    $1.32        55    41,302    $1.32         55

      Total. . . . . . . . . . . . . .  129,130              $112   175,272               $151   148,535                $130

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   97,519   $2.49      $243    62,856    $2.49      $157    88,011    $2.51       $221

  Other Coal . . . . . . . . . . . . .  170,779   $2.00      $342   137,701    $2.29      $315   183,298    $2.26       $415

  Other. . . . . . . . . . . . . . . .   98,525              $224   1029762               $239   417,785                $865

Note: The above amounts include demurrage charges.
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1, 2000 THROUGH DECEMBER 31, 2000
BASED ON PROJECTED COSTS FOR THE PERIOD JANUARY 1, 2000 THROUGH DECEMBER 31, 2000
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $14,821,058    $2,500,536     $ 5,474,229     $ 3,437,430     $1,172,709    $ 2,236,154
  Wages. . . . . . . . . . . . . .    12,456,753       147,918       5,344,802       4,694,708        704,556      1,564,769
  Fuel . . . . . . . . . . . . . .     6,205,345         9,543       1,597,686       3,585,951        346,100        666,065
  Fuel Taxes . . . . . . . . . . .     2,316,911         2,574         628,230       1,290,666        134,982        260,459
  Supplies . . . . . . . . . . . .     3,647,299        37,653       1,093,036       1,821,679        210,220        484,711
  Tow Services . . . . . . . . . .       155,070          -            110,000            -              -            45,070
  Other Taxes. . . . . . . . . . .       156,000          -              6,000         110,000         40,000           -

    Total Equipment Expenses . . .    39,758,436     2,698,224      14,253,983      14,940,434      2,608,567      5,257,228

Ton Mile Ratio . . . . . . . . . .                                    0.314587        0.493195       0.075059       0.116876

Adjusted Nonassigned Allocations .                  $2,698,224         980,684       1,490,675        226,865          -

Allocated Overhead Expenses. . . .     8,412,558                     3,057,587       4,647,647        707,324          -

Return on Investment . . . . . . .       891,163                       323,898         492,337         74,928          -

Contract Revenue . . . . . . . . .       (90,000)                      (32,711)        (49,722)        (7,567)

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                         (248,579)       (377,849)       (57,504)      683,932

Non-Affiliated Contracts . . . . .    (8,751,160)                   (2,810,000)           -              -       (5,941,160)

Backhaul Benefits. . . . . . . . .    (1,140,681)                         -               -        (1,140,681)         -

Less Contract Tow Barge &
  O/H Costs. . . . . . . . . . . .      (142,567)                     (142,567)           -              -             -

    Total Projected Cost
      (Revenue Requirement). . . .  $ 40,078,430                   $15,382,295     $21,143,522     $2,411,932    $     -

Adjusted Ton Miles . . . . . . . . 6,669,463,200                 2,100,016,400   3,289,342,600    500,603,800   779,500,400

Cost Per Adjusted Ton Mile * . . .                                    $0.00732        $0.00643       $0.00482


* Incorporated in the January 2000 billings.
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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                   RATE OF RETURN ON INVESTMENT


                                                                  AFTER-TAX
                  @12/31/99       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT           (000)         OF TOTAL         COST        RATE OF RETURN

Long-term Debt  $1,077,200 a        43.67%        7.19% c           3.14%

Preferred Stock     25,787           1.05%        4.88% c           0.05%

Common Stock     1,363,572 b        55.28%       12.81% d           7.08%

Total           $2,466,557         100.00%                         10.27%


a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c)   Embedded cost at 12/31/99.

d)   The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2000.